Exhibit 21.1
Subsidiaries of Ubiquiti Inc.*

Subsidiary Name	State or Other Jurisdiction of Incorporation or Organization

Ubiquiti Holdings LLC	Delaware

Ubiquiti (Taiwan) Sales Limited	Taiwan

*Each of the named subsidiaries is not necessarily a “significant subsidiary” as defined in Rule 1-02(w) of Regulation S-X, and the Company has several additional subsidiaries not named above. The unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a “significant subsidiary” at the end of the year covered by this report.